Exhibit 99.4

Legend Biotech Corporation - Proof 3 17-Sep-24

JPMorgan Chase Bank, N.A., Depositary

PO Box 64873 Saint Paul MN 55164-0873

Legend Biotech Corporation

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS

REPRESENTING ORDINARY SHARES OF

Legend Biotech Corporation

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

Ordinary Resolutions

The Board of Directors unanimously recommends a vote FOR all the Resolutions.
	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
Res. 1	☐	☐	☐	Res. 5	☐	☐	☐
Res. 2	☐	☐	☐	Res. 6	☐	☐	☐
Res. 3	☐	☐	☐	Res. 7	☐	☐	☐
Res. 4	☐	☐	☐	Res. 8	☐	☐	☐

Address change ☐	Mark box, sign and indicate changes/comments below:	☐ Mark box at immediate left if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above.

		Sign below	Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Legend Biotech Corporation - Proof 3 17-Sep-24

Legend Biotech Corporation

AGENDA

Ordinary Resolutions

1.	To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2023.

2.	To ratify the appointment of Ernst & Young LLP as independent auditor of the Company (the “Independent Auditor”) for the fiscal year ending December 31, 2024.

3.

To re-elect Ms. Ye Wang, whose term of office will expire pursuant to article 88(b) of the Company’s memorandum of association, to serve as a Class I director of the Company for a full term of three (3) years.

4.

To re-elect Dr. Darren Xiaohui Ji, whose term of office will expire pursuant to article 88(b) of the Company’s memorandum of association, to serve as a Class I director of the Company for a full term of three (3) years.

5.

To re-elect Dr. Ying Huang, whose term of office will expire pursuant to article 88(b) of the Company’s memorandum of association, to serve as a Class I director of the Company for a full term of three (3) years.

6.

To re-elect Tomas Heyman, whose term of office will expire pursuant to article 88(b) of the Company’s memorandum of association, to serve as a Class I director of the Company for a full term of three (3) years.

7.	To approve an amendment and restatement of the Company’s 2020 Restricted Shares Plan to increase the aggregate number of ordinary shares reserved for issuance by 15,000,000 ordinary shares.

8.

To authorize each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

Legend Biotech Corporation

JPMorgan Chase Bank, N.A., Depositary

PO Box 64873, Saint Paul MN 55164-0873	Voting Instruction Card

JPMorgan Chase Bank, N.A., (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of shareholders of Legend Biotech Corporation (the “Company”) will be held at 9:30 a.m., New York City time, on Monday, October 21, 2024, at the offices of the Company located at 2101 Cottontail Lane, Somerset, New Jersey 08873, USA, for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your American Depositary Receipt(s) FOR or AGAINST or to ABSTAIN from voting on the Resolutions, or any of them, proposed for the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire or oppose or abstain from voting on the Company’s Resolutions, or any of them, as the case may be. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 9:00 a.m., New York City time, on October 16, 2024. Only the registered holders of record of American Depositary Receipt(s) as of the close of business on September 17, 2024, will be entitled to execute the attached Voting Instruction Card.

If no American Depositary Receipt Voting Instruction Card is received by the Depositary before 9:00 a.m., New York City time, October 16, 2024, in accordance with the provisions of the Depositary Agreement, you will be deemed to have instructed the Depositary to give a discretionary voting proxy to a person designated by the Company, which for purposes of this meeting is the Chairman of the Company with full power to exercise the voting rights under the Ordinary Shares represented by your American Depositary Receipt(s) and with full power to each of substitution.

The signatory, a registered holder of American Depositary Receipt(s) representing Ordinary Shares of the Company of record on September 17, 2024, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by American Depositary Receipt(s), in accordance with the instructions given at the Annual General Meeting of shareholders.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 9:00 a.m., New York City time, on October 16, 2024.

Please Note: The Notice of Annual General Meeting and the Annual Report are available for viewing on the Company’s website www.legendbiotech.com.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.